Exhibit 99.3

(FORMERLY LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”), prepared as of March 20, 2024, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 (“YE 2023 financial statements”). Refer to Notes 2 and 3 of the YE 2023 financial statements for disclosure of the Company’s material accounting policies. All amounts are expressed in United States dollars, unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A includes certain statements that may be deemed “forward-looking statements”, “forward-looking information”, “future-oriented financial information” and/or “financial outlook”. and readers should read the cautionary note contained in the section titled “Forward-Looking Statements” of this MD&A. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAAC”. Additional information relating to the Company, including key risk factors which may impact the Company’s business and financial condition and other information, is contained in the Company’s Annual Information Form (“AIF”), Form 40-F and other filings, which are available on the Company’s website at www.lithium-argentina.com and on SEDAR+ at www.sedarplus.ca.

Highlights

•
On March 18, 2024, Sam Pigott commenced as President and CEO of the Company. John Kanellitsas will remain Executive Chairman of the Company.
•
On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board of Directors.
•
On March 5, 2024, Ganfeng Lithium Co. Ltd. (“Ganfeng”) agreed to invest $70M for an expected 15% stake in the Pastos Grandes project through a subscription of newly-issued shares of the Company’s Argentine subsidiary, Proyecto Pastos Grandes S.A. (the “Pastos Grandes Transaction”).
o
Ganfeng, with support of Lithium Argentina, will undertake preparation of a regional development plan for the Pastos Grandes basin and surrounding properties, expected to be finalized by the end of 2024.
o
The transaction is expected to close in Q2 2024 with proceeds available to support the Company’s Argentine operations.

•
Operational Highlights
o
Production commenced in June 2023 at Caucharí-Olaroz, the largest new greenfield lithium brine project.
▪
In 2023, approximately 6,000 tonnes of lithium carbonate were produced, achieving 99.5% lithium carbonate content and technical-quality specifications.
o
Caucharí-Olaroz is producing at approximately 50% of the 40,000 tonnes per annum (“tpa”) capacity.
▪
The operation is targeting to reach nameplate capacity on a limited basis by mid-2024 and maintain a level near capacity on a steady state basis by the end of the year.
o
2024 targeted production at Caucharí-Olaroz of 20,000 – 25,000 tonnes of lithium carbonate.
▪
In the current price environment, the project is expected to generate positive cash flow from operations in 2024.
o
While planning for Stage 2 expansion in production capacity continues to advance, the Company has not committed material capital to growth capex at this time.

MD&A - Period ended December 31, 2023	2

•
Financial Highlights
o
As of December 31, 2023, the Company had $122M in cash and cash equivalents.
▪
The Company has $259M in convertible debt at 1.75% due in early 2027 and has not drawn on its $75M credit facility with Ganfeng.
o
As of December 31, 2023, Minera Exar S.A. (“Minera Exar”), the Argentine joint venture company owned by the Company (44.8%), Ganfeng (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (8.5%) had approximately $234M (on a 100% basis, less cash collateral) of local debt tied to funding working capital and startup costs.
▪
The Company and Ganfeng are in the process of finalizing new credit facilities to refinance a substantial portion of this local debt with longer maturity credit facilities typical of an operating business.
o
Cognizant of market conditions in the lithium market, the Company has commenced proactive measures to reduce discretionary exploration and evaluation and general and administrative spending at the corporate level by 25%.

MD&A - Period ended December 31, 2023	3

LITHIUM OPERATIONS AND PROJECTS

The Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz”) is located in Jujuy province in the northwestern region of Argentina. Caucharí-Olaroz is operating and ramping up to full capacity. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar, a company incorporated under the laws of Argentina. The Company also has a pipeline of development and exploration stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province. Pastos Grandes is a 100% owned (which interest is subject to change upon completion of the Pastos Grandes Transaction, see “Recent Highlights” above) development stage project, while Sal de la Puna is an exploration stage project in which the Company holds a 65% interest. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees, Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng. The Company and Ganfeng collectively own 91.5% of Minera Exar (and Caucharí-Olaroz; with the remaining 8.5% owned by JEMSE) and 100% of Exar Capital (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its indirectly wholly-owned subsidiary, Proyecto Pastos Grandes S.A. (“PPG”) in Argentina. Operations concerning Sal de la Puna are conducted by the Company through its recently acquired 65% ownership interests in Sal de la Puna Holdings Ltd. in Canada (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.S. in Argentina which holds the project.

Health and Safety

The Total Recordable Injury Frequency rate for Caucharí-Olaroz as of December 31, 2023 was 0.87 per 200,000 hours worked (including contractors at site).

Operational Performance and Project Development

Caucharí-Olaroz

During 2023, Caucharí-Olaroz reached several important milestones, including the achievement of first lithium carbonate production in June. Between commencement of production and the end of the year, Caucharí-Olaroz exceeded production guidance expectations and produced approximately 6,000 tonnes of lithium carbonate. Since the production of first lithium, the project has achieved 99.5% lithium carbonate content with technical quality specifications that approach battery quality in most specifications. The lithium carbonate plant is producing lithium carbonate at approximately 50% capacity. In March 2024, the project has been able to reach 75% capacity for a limited time. Production levels have been impacted by power disruptions tied in part to adverse weather conditions. There is a mitigation plan being implemented to minimize the effect of unscheduled power outages on the production in the future.

The team is working through the ramp up process, including the integration of the potassium chloride (“KCl”) plant. During mid-2024, it is expected that Caucharí-Olaroz will complete at capacity check to review the functionality of all systems at the facility. Steady state operations close to nameplate capacity of 40,000 tpa should be met by the end of this year.

During the fourth quarter of 2023, the Company’s portion of the sales volumes from Caucharí-Olaroz were sold to Ganfeng, Lithium Argentina’s partner in the project. The pricing of the product reflects the product quality that was produced during the fourth quarter, a discount compared to battery-quality market prices. We expect the lithium

MD&A - Period ended December 31, 2023	4

carbonate price for product produced at Caucharí-Olaroz to increase as the quality of product increases and achieves battery-quality consistently.

It is estimated that Caucharí-Olaroz will produce between 20,000-25,000 tonnes of lithium carbonate during 2024. In the current price environment, the project is expected to generate positive cash flow from operations in 2024.

While the current focus at Caucharí-Olaroz remains on the Stage 1 ramp up in production to 40,000 tpa of battery quality lithium carbonate, planning for Stage 2 expansion in targeted production capacity of at least 20,000 tpa continues to advance.

Pastos Grandes

In connection with the Pastos Grandes Transaction (which is expected to close in Q2 2024 subject to satisfaction of certain conditions), Ganfeng, with support of Lithium Argentina, will undertake preparation of a regional development plan for the Pastos Grandes basin, including Pastos Grandes, Sal de la Puna and Ganfeng’s adjacent Pozuelos Pastos Grandes (“Pozuelos”) project in Argentina. This is a potentially lucrative opportunity to organize the development of these assets in a logical way while maintaining optionality for offtake. Lithium Argentina and Ganfeng have conducted significant early works studies at the Pastos Grandes and Pozuelos project sites, respectively. As a result, there is a rich data set that can be used by Ganfeng, with the support of Lithium Argentina, to produce a comprehensive development plan. The development plan is expected to be completed by the end of 2024 and will include significant technical collaboration to explore the best technologies, including direct lithium extraction (“DLE”) technology to complement the existing conventional solar evaporation process at Pastos Grandes. The offtake rights for Pastos Grandes remain uncommitted, which will allow Lithium Argentina to explore opportunities to bring in new customers and financing to accelerate and support development of the global lithium chemical supply chain.

Balance Sheet and Liquidity

As of December 31, 2023, the Company had $122 million in cash and cash equivalents and a $75 million undrawn subordinate debt facility for total liquidity of $197 million. The Company’s current liabilities as of December 31, 2023 were $15 million.

On March 5, 2024, the Company announced the execution of a definitive agreement with a subsidiary of Ganfeng whereby Ganfeng agrees to acquire $70 million in newly issued shares of PPG, the Company’s indirect wholly-owned Argentine subsidiary holding Pastos Grandes. Completion of the Pastos Grandes Transaction is expected to occur in the second quarter of 2024 subject to satisfaction of certain conditions including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements. The proceeds of the $70 million investment can be used to support the Company’s funding needs in Argentina, including the Caucharí-Olaroz project.

At current prices, the Company’s and Ganfeng’s jointly owned project in Argentina, Caucharí-Olaroz is anticipated to generate sufficient cash flow to cover operational costs and capex.

To support working capital, startup costs and manage foreign exchange risks, Minera Exar obtained local loans and credit facilities collateralized with cash held at Exar Capital and not included in the Company’s balance sheet. The loans are repayable in Argentine pesos and linked to US dollars. As of December 31, 2023, Minera Exar had $235 million in local loans and credit facilities due, adjusted for the associated cash collateral, with $199 million due in 2024 and $36 million due in 2025 (at current foreign exchange rates, the loans would require approximately $164 million). The Company’s portion of this debt is $131 million based on its proportion of collateral ($97 million at current exchange rates).

The Company and Ganfeng are in the process of finalizing a new unsecured line of credit to refinance a substantial portion of this local debt with longer maturity credit facilities typical of an operating business.

MD&A - Period ended December 31, 2023	5

In addition, in response to changes in foreign exchange rates and regulations, the Company and Ganfeng have decided to collapse the portion of collateralized loans and repay the remaining balance.

The Company expects the existing cash balance, proceeds from operations and other sources of financing to provide sufficient financial resources to fund the planned expenditures at Pastos Grandes, Sal de la Puna and its share of Caucharí-Olaroz planned expenditures, general and administrative and other expenditures.

Cognizant of market conditions and the cyclical pressure in the lithium market, the Company has prudently commenced proactive measures to reduce discretionary spending at the corporate level, as well as at Caucharí-Olaroz and Pastos Grandes. These efforts are aimed at allowing Lithium Argentina to operate and develop its projects more efficiently and reduce cash spend. The Company remains steadfast in its unwavering commitment to neighboring communities and provinces in which it operates.

The timing and the amount of expenditures for Pastos Grandes are within the control of the Company due to its ownership interests in the projects. Pursuant to the agreements governing Caucharí-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects’ co-owner, Ganfeng.

The Company continues to support the ramp up of Caucharí-Olaroz and develop its other projects. The Company’s capital resources are driven by the status of its projects, ramp up at Caucharí-Olaroz and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Environmental and Social Responsibility

The joint venture company, Minera Exar that operates Caucharí-Olaroz, signed an agreement with the aboriginal community of Catua which will provide local farmers with access to drinking water for domestic and animal consumption.

For the second year in a row, Minera Exar received the Great Place to Work certification, which recognizes work environments where trust, inclusion and respect prevail.

During 2023, the Company’s percentage of female participation in the workforce was higher than the 11% average in the mining industry in Argentina at both Caucharí-Olaroz and Pastos Grandes, 16% and 20% respectively. Additionally, it is estimated that approximately 27% of the staffing needs at Caucharí-Olaroz came from neighboring communities during 2023, while Pastos Grandes estimates about 30% of staffing needs from neighboring communities during the same period.

Technical Studies

A NI 43-101 (defined below) feasibility study was completed (Worley 2019) for Pastos Grandes by Millennial Lithium Inc. (“Millennial”) in 2019 and prior to the acquisition of Millennial by the Company in 2022. The feasibility study contemplated a 24,000 tpa battery-grade lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology. The Company is not treating the feasibility study mineral reserve estimate as a current mineral reserve estimate and no qualified person has done sufficient work to classify this historical mineral reserve estimate as a current mineral reserve. Following the Company’s acquisition of Millennial in January 2022, the Company retained Atacama Water, a hydrogeology consultancy specializing in brine, to prepare a technical report for Pastos Grandes with the objective of updating the mineral resource estimate for

MD&A - Period ended December 31, 2023	6

lithium contained in the brine in the Salar de Pastos Grandes Basin, based on the consolidation and integration of available information.

On June 26, 2023, the Company announced a NI 43-101 technical report for Pastos Grandes has been completed and filed on SEDAR+ in connection with a mineral resource update for the project. The Technical Report is titled “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” and was prepared by Frederik Reidel, CPG, who is a qualified person independent of the Company under NI 43-101, with an effective date of April 30, 2023.

CORPORATE DEVELOPMENT

Separation Process

On July 31, 2023, at the annual general and special meeting of the Company, shareholders approved the separation (the “Separation”) of the Company into Lithium Americas (Argentina) Corp. and a new company renamed “Lithium Americas Corp.” (“Lithium Americas (NewCo)”). The Separation was completed on October 3, 2023, pursuant to a final order dated August 4, 2023 from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction (among other things):

•
The Company separated its previously-held North American business unit, comprised of 100%-owned Thacker Pass project (“Thacker Pass”), as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into an independent public company named “Lithium Americas Corp.”

•
The Company transferred $275 million in cash to Lithium Americas (NewCo).

•
The Company changed its name to “Lithium Americas (Argentina) Corp.”

•
The Company retained its Argentine business unit, comprised of the 44.8% interest in Caucharí-Olaroz, the 100% interest in Pastos Grandes (which interest is subject to change upon completion of the Pastos Grandes Transaction, see “Recent Highlights” above) and the 65% interest in Sal de la Puna.

•
Holders of the Company’s common shares prior to the Separation received one common share of the Company and one common share of Lithium Americas (NewCo) for each common share held immediately before the effective time of the Separation.

•
The Company’s common shares concluded regular-way trading on the TSX and the NYSE under the symbol “LAC” and following the Separation, commenced trading on the TSX and the NYSE under the ticker symbol “LAAC”.

•
The Company’s board of directors was reconstituted following the Separation and was comprised of John Kanellitsas, George Ireland, Franco Mignacco, Robert Doyle, Calum Morrison and Diego Lopez Casanello. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the board of directors of the Company.

•
GM’s Offtake Agreement (each as defined below) was assigned to Lithium Americas (NewCo), and the GM Tranche 2 Agreements (defined below) ceased to have effect with respect to the Company, in accordance with their terms.

•
The Convertible Notes (defined below) remained obligations of the Company. The Separation constituted a Make-Whole Fundamental Change as defined in the Indenture (defined below). In addition, the Separation resulted in an adjustment to the conversion rate of the Convertible Notes. No Convertible Notes were surrendered for conversion into Common Shares in connection with the Separation Transaction.

•
Holders of all DSUs, RSUs and PSUs (each defined below) of the Company received, in lieu thereof, equivalent incentive securities of the Company and of Lithium Americas (NewCo). Each old unit of the

MD&A - Period ended December 31, 2023	7

Company was replaced with one equivalent unit of Lithium Americas (NewCo) and 0.87 of a new unit of the Company.

For additional information with respect to the Separation please refer to the Company’s management information circular dated June 16, 2023 available under its profile on SEDAR+ at www.sedarplus.com.

SELECTED FINANCIAL INFORMATION

Selected Annual Financial Information

The following table provides a summary of the Company’s financial operations for the years ended December 31, 2023 (“FY 2023”), December 31, 2022 (“FY 2022”), and December 31, 2021 (“FY 2021”).

For more detailed information, refer to the audited consolidated financial statements for FY 2023, FY 2022, and FY 2021 which can be found on SEDAR+.

	Years Ended December 31,
(in US$ thousands)	2023	2022	2021
	$	$	$
Expenses of continuing operations	(36,346)	(105,309)	(1,806)
Income/(loss) from continuing operations after taxes	17,581	(32,527)	6,027
Income/(loss) from discontinued operations	1,270,788	(61,041)	(44,515)
Net income/(loss)	1,288,369	(93,568)	(38,488)
Net income/(loss) per share - basic	8.29	(0.70)	(0.32)
Net income/(loss) per share - diluted	8.02	(0.70)	(0.32)
Cash and cash equivalents and short-term bank deposits	122,293	352,102	510,607
Total assets	1,055,026	1,016,548	817,342
Total long-term liabilities	(211,516)	(212,901)	(272,771)

The Separation was accounted for as a distribution of assets to shareholders pursuant to IFRIC 17, Distribution of Non-Cash Assets to Owners, whereby a dividend was recognized in deficit measured at the fair value of the net assets distributed with a corresponding dividend payable. The dividend payable was then settled through the distribution of the net assets. In accordance with IFRS 5, Non-Current Assets Held for Sales and Discontinued Operations, the operations of Lithium Americas (NewCo) have been classified as discontinued operations for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

Expenses of continuing operations decreased from 2022 to 2023, primarily due to share of gain of the Caucharí-Olaroz project versus loss in the comparative period mainly as a result of foreign exchange revaluation of intercompany loans; offset by an increase in exploration and evaluation expenditures as result of the timing of the Pastos Grandes project development activities and general and administrative expenses due to an increase in salaries, professional fees and office and administration expenses.

In 2023, total assets increased primarily due to the acquisition of Arena Minerals Inc. (“Arena Minerals”), loans advanced to Exar Capital, offset by the distribution of assets to the shareholders upon the Separation. Total long-term liabilities decreased due to a decrease in the fair value of the Convertible Notes derivative liability, offset by accrued interest on the Convertible Notes, the recognition of a deferred income tax liability due to the weakening of the Argentine Pesos against the US dollar and the distribution of liabilities to the shareholders upon the Separation.

MD&A - Period ended December 31, 2023	8

Quarterly Information

Selected consolidated financial information is as follows:

	2023				2022
(in US$ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets of continuing operations	1,055.0	1,063.4	1,501.9	1,328.4	1,016.5	1,023.9	1,043.5	1,136.2
Property, plant and equipment	9.2	8.0	90.9	35.6	9.0	8.8	9.2	8.7
Current assets	133.6	173.5	529.4	608.4	356.1	396.2	445.5	498.4
Current liabilities	(14.6)	(25.5)	(52.2)	(60.8)	(19.6)	(7.6)	(10.1)	(9.7)
Total liabilities of continuing operations	(226.1)	(221.6)	(255.8)	(274.5)	(232.5)	(251.3)	(231.5)	(308.5)
Expenses - continuing operations	(5.6)	(9.0)	(12.0)	(9.7)	(11.7)	(13.5)	(75.8)	(4.3)
(Loss)/income from continuing operations	(1.1)	6.8	14.9	(3.1)	29.4	(29.8)	2.3	(34.4)
Income/(loss) from discontinued operations	1,263.4	(0.2)	10.9	(3.3)	(19.3)	(11.2)	(18.9)	(11.7)
Net income/(loss)	1,262.3	6.6	25.8	(6.4)	10.1	(41.0)	(16.6)	(46.1)

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.
The operations of Lithium Americas (NewCo) have been presented in prior periods as a discontinued operation.

Changes in the Company’s total assets, liabilities and net income (loss) were driven mainly by the distribution of assets and liabilities to the shareholders upon the Separation, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in the fair value of financial instruments and the Company’s share of gain/loss of Caucharí-Olaroz.

In Q4 2023, total assets, and total liabilities decreased primarily due to the distribution of assets to the shareholders upon the Separation. Net income increased mainly due to the recognition of gain on distribution of assets to the shareholders upon the Separation, partially offset by expenses in the period and deferred tax expense of $10.7 million due to the weakening of the Argentine Pesos against the US dollar. The fair value of the net assets distributed was $1,680.5 million determined based on the share price of Lithium Americas (NewCo) on October 4, 2023, its first date of trading. The difference of $1,267.5 million between the fair value of the dividend and the carrying value of the net assets was recognized as a gain on distribution of assets on the statement of comprehensive income (loss).

In Q2 2023, total assets increased primarily due to the acquisition of Arena Minerals and property, plant and equipment increased due to the capitalization of Thacker Pass construction costs. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $14.8 million and GM (defined below) warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”) derivative liability by $19.0 million, partially offset by accrued interest on the Convertible Notes of $5.6 million.

In Q1 2023, total assets increased primarily due to cash proceeds from the first tranche investment by GM (“GM Tranche 1 Investment”) of $320 million and property, plant and equipment increased due to commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs. Total liabilities increased primarily due to the GM Tranche 2 Agreements derivative liability of $24.1 million, an increase in accrued liabilities for $16.8 million in financial advisory fees to be paid in connection with the closing of GM Tranche 1 Investment and accrued interest on the Convertible Notes of $5.4 million.

In Q4 2022, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $34.9 million, partially offset by accrued interest on the Convertible Notes of $5.4 million.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on the fair value of warrants of Arena Minerals of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of the Convertible Notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on the Convertible Notes in July 2022.

MD&A - Period ended December 31, 2023	9

In Q2 2022, total assets decreased primarily due to the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on the fair value of common shares of Green Technology Metals of $4.2 million. Total liabilities decreased primarily due to a decrease in fair value of the Convertible Notes derivative liability by $81.6 million, offset by accrued interest on the Convertible Notes of $2.5 million.

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of the Convertible Notes derivative liability, offset by a repayment of $24.7 million on limited recourse loan facility balance and accumulated interest.

Results of Operations – Net income/(loss) analysis

Year Ended December 31, 2023, versus Year Ended December 31, 2022

The following table summarizes the items that resulted in an increase in net income for the year ended December 31, 2023, versus the year ended December 31, 2022, as well as certain offsetting items:

Financial results	Years Ended December 31,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(21.2)	(4.7)	(16.5)
General and administrative	(21.4)	(13.3)	(8.1)
Equity compensation	(8.4)	(2.6)	(5.8)
Share of gain/(loss) of Caucharí-Olaroz Project	16.2	(83.3)	99.5
Share of loss of Arena Minerals	(0.7)	(1.4)	0.7
Share of loss of Sal de la Puna Project	(0.9)	-	(0.9)
	(36.4)	(105.3)	68.9
OTHER ITEMS
Transaction costs	(7.6)	-	(7.6)
Gain on financial instruments measured at fair value	22.4	44.6	(22.2)
Gain on modification of the loans to Exar Capital	-	20.4	(20.4)
Finance costs	(22.7)	(20.9)	(1.8)
Foreign exchange gain	19.6	3.4	16.2
Finance and other income	52.9	25.3	27.6
	64.6	72.8	(8.2)

INCOME/(LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	28.2	(32.5)	60.7

Tax expense	(10.7)	-	(10.7)

INCOME/(LOSS) FROM CONTINUING OPERATION	17.5	(32.5)	50.0

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	1,270.8	(61.1)	1,331.9

NET INCOME/(LOSS)	1,288.3	(93.6)	1,381.9

Higher net income during the year ended December 31, 2023, is primarily attributable to:

•
share of gain of the Caucharí-Olaroz project of $16.2 million during the year ended December 31, 2023, versus $83.3 million loss in the comparative period mainly as a result of foreign exchange revaluation of intercompany loans (see Note 8 of the Company’s FY 2023 financial statements filed on SEDAR+);
•
higher foreign exchange gain of $19.6 million during the year ended December 31, 2023, versus gain of $3.4 million in the comparative period primarily due to blue chip swap transactions. The Company used blue chip swaps transactions to transfer funds to Argentina which resulted in foreign exchange gain as a

MD&A - Period ended December 31, 2023	10

result of the divergence between blue chip swap market exchange rate and the official Argentinian Central Bank rate (see Note 21 of the Company’s FY 2023 financial statements filed on SEDAR+);
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $1,270.8 million during the year ended December 31, 2023, versus $61.1 million of loss in the comparative period mainly due to recognition of gain on distribution of assets to the shareholders upon the Separation of $1,267.5 million, a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs starting February 1, 2023 and gain on change in fair value of financial instruments particularly the GM Tranche 2 Agreements derivative liability.

Higher net income was partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures related to drilling, geological, field supplies, and consulting expenses;
•
an increase in general and administrative expenses due to an increase in salaries, benefits, office and administration, and travel expenditures;
•
gain in comparative period on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital;
•
lower gain on change in fair value of financial instruments of $22.4 million in FY 2023 versus gain of $44.6 million in FY 2022;
•
recognition of deferred tax expense of $10.7 million in FY 2023 due to the weakening of the Argentine Pesos against the US dollar; and
•
an increase in transaction costs mainly associated with the Separation.

Purchases and sales of lithium carbonate

In Q4 2023, the Company purchased 49% of Minera Exar’s lithium carbonate shipped during the quarter with Ganfeng purchasing the remaining 51% of the product shipped. The Company purchased its share of lithium carbonate from Minera Exar for $15.8 million at a market price (net of processing costs and other deductions) and sold it to Ganfeng at the same market price for gross proceeds of $15.8 million. The Company acted in the capacity of an agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

Since there was no net amount of commission to the Company, there was no impact on the Company’s statement of comprehensive income (loss) for the year ended December 31, 2023.

Expenses

Exploration and evaluation expenditures during the year ended December 31, 2023, of $21.2 million (2022 – $4.7 million) include expenditures incurred for Pastos Grandes and Salar de Antofalla Project (“Antofalla Project”) which is 100% owned by Arena Minerals through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”). The increase in the Company’s exploration expenditures is mostly due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year on the projects.

MD&A - Period ended December 31, 2023	11

Equity compensation for the year ended December 31, 2023, of $8.4 million (2022 – $2.6 million) is a non-cash expense and consists of fair market value of restricted share rights and preferred share units vested during the period. Upon the Separation, the Company’s equity incentive plan was amended to allow holders of the Company’s restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) to receive on Separation one similar instrument in each of Lithium Argentina (subject to adjustment) and Lithium Americas (NewCo) (see Note 13 of the Company’s FY 2023 financial statements filed on SEDAR+). Higher equity compensation during the period was mainly due to an increase in the number of employees to support growth of the Company’s operations and recognition of the accelerated compensation expenses of $2.7 million (2022 – $Nil) upon the Separation with respect to Lithium Argentina units held by Lithium Americas (NewCo) employees (see Note 13 of the Company’s FY 2023 financial statements).

Included in general and administrative expenses during the year ended December 31, 2023, of $21.4 million (2022 – $13.3 million) are:

•
Office and administrative expenses of $4.9 million (2022 – $3.0 million), which increased as a result of higher insurance costs and other items.
•
Professional fees of $3.5 million (2022 – $4.1 million) consisting mainly of legal fees and consulting fees.
•
Salaries and benefits of $10.3 million (2022 – $5.2 million) increased mainly due to an increase in the number of employees to support growth of the Company’s operations, increases in remuneration of employees and directors due to an increase in operations.

Other Items

Gain on change in fair value of financial instruments during the year ended December 31, 2023, of $22.4 million (2022 – $44.6 million) primarily includes gain on change in fair value of the Convertible Notes derivative liability of $22.2 million (2022 – $47.7 million). The fair value of the derivative as at December 31, 2023, is estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 54.79%, share price of $6.32, a risk-free rate of 4.03%, an expected dividend of 0%, and a credit spread of 17.63%.

Finance and other income during the year ended December 31, 2023, was $52.9 million (2022 – $25.3 million) and includes mainly interest income on the Company’s loans to Exar Capital of $33.1 million (2022 – $17.6 million), interest earned on cash and cash equivalents, and short-term bank deposits of $19.2 million (2022 – $7.1 million).

Transaction costs during the year ended December 31, 2023, were $7.6 million (2022 – $Nil) which primarily include legal fees, consulting or advisory fees, and audit fees, attributable the Separation.

MD&A - Period ended December 31, 2023	12

Three Months Ended December 31, 2023, versus Three Months Ended December 31, 2022

The following table summarizes the items that resulted in an increase in net income for the three months ended December 31, 2023 (“Q4 2023”) versus the three months ended December 31, 2022 (“Q4 2022”), as well as certain offsetting items:

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(11.2)	(1.9)	(9.3)
General and administrative	(9.4)	(5.3)	(4.1)
Equity compensation	(5.7)	(1.5)	(4.2)
Share of gain/(loss) of Caucharí-Olaroz Project	21.2	(2.3)	23.5
Share of loss of Arena Minerals	-	(0.7)	0.7
Share of loss of Sal de la Puna Project	(0.5)	-	(0.5)
	(5.6)	(11.7)	6.1
OTHER ITEMS
Transaction costs	(2.7)	-	(2.7)
(Loss)/gain on financial instruments measured at fair value	(0.2)	35.9	(36.1)
Finance costs	(5.9)	(5.4)	(0.5)
Foreign exchange gain	12.6	1.7	10.9
Finance and other income	11.4	8.9	2.5
	15.2	41.1	(25.9)

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	9.6	29.4	(19.8)

Tax expense	(10.7)	-	(10.7)

(LOSS)/INCOME FROM CONTINUING OPERATIONS	(1.1)	29.4	(30.5)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	1,263.4	(19.3)	1,282.7

NET INCOME	1,262.3	10.1	1,252.2

Higher net income in Q4 2023 is primarily attributable to:

•
share of gain of the Caucharí-Olaroz project of $21.2 million in Q4 2023 versus $2.3 million loss in Q4 2022 mainly as a result of foreign exchange revaluation of intercompany loans (see Note 8 of the Company’s FY 2023 financial statements filed on SEDAR+);
•
higher foreign exchange gain of $12.6 million in Q4 2023 versus gain of $1.7 million in the comparative period primarily due to blue chip swap transactions. The Company used blue chip swap transactions to transfer funds to Argentina which resulted in foreign exchange gain as a result of the divergence between the blue chip swap market exchange rate and the official Argentinian Central Bank rate (see Note 21 of the Company’s FY 2023 financial statements filed on SEDAR+);
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $1,263.4 million in Q4 2023 versus $19.3 million loss in the comparative period mainly due to recognition of gain on distribution of assets to the shareholders upon the Separation.

Higher net income was partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures related to consulting and salaries, drilling and field supplies spend;

MD&A - Period ended December 31, 2023	13

•
an increase in general and administrative expenses due to an increase in salaries, legal and consulting fees, office, and administration spend;
•
recognition of deferred tax expense of $10.7 million in FY 2023 due to the significant weakening of the Argentine Pesos against the US dollar; and
•
loss on change in fair value of financial instruments of $0.2 million in Q4 2023 versus gain of $35.9 million in Q4 2022.

Expenses

Exploration and evaluation expenditures during Q4 2023 of $11.2 million (2022 – $1.9 million) include expenditures related to field supplies, drilling and geological costs, consulting and salaries for the Pastos Grandes and Antofalla project.

Equity compensation for Q4 2023 of $5.7 million (2022 – $1.5 million) is a non-cash expense and consists of the fair market value of equity awards vested during the period and the accelerated compensation expenses of $2.7 million (2022 – $Nil) with respect to Lithium Argentina units held by Lithium Americas (NewCo) employees (see Note 13 of the Company’s FY 2023 financial statements).

General and administrative expenses during Q4 2023 were $9.4 million (2022 – $5.3 million). Increase in expenses is due to higher spend on salaries and professional fees in Q4 2023 versus the comparative period to support growth of the Company’s operations.

Other Items

Loss on change in fair value of financial instruments in Q4 2023 of $0.2 million (2022 – gain of $35.9 million) primarily includes loss on change in fair value of the Convertible Notes derivative liability. The fair value of the derivative as at December 31, 2023, is estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 54.79%, share price of $6.32, a risk-free rate of 4.03%, an expected dividend of 0%, and a credit spread of 17.63%.

Finance and other income during Q4 2023 was $11.4 million (2022 – $8.9 million) and includes mainly interest income on the Company’s loans to Exar Capital of $9.3 million (2022 – $5.6 million), interest earned on cash and cash equivalents, and short-term bank deposits of $2.0 million (2022 – $3.1 million).

Transaction costs during Q4 2023 were $2.7 million (2022 – $Nil) which primarily relate to insurance costs directly attributable to the Separation.

MD&A - Period ended December 31, 2023	14

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2023	2022
	$	$
Net cash used in operating activities	(59.0)	(65.2)
Net cash used in investing activities	(39.1)	(230.8)
Net cash provided/(used) in financing activities	12.1	(23.5)
Effect of foreign exchange on cash	13.8	3.4
Change in cash and cash equivalents	(72.2)	(316.1)
Cash and cash equivalents - beginning of the period	194.5	510.6
Cash and cash equivalents - end of the period	122.3	194.5

As at December 31, 2023, the Company had cash and cash equivalents of $122.3 million, compared to cash and cash equivalents of $194.5 million, and short-term bank deposits of $157.6 million as at December 31, 2022.

In Q1 2022, the limited recourse loan facility balance of $25 million along with accumulated interest was repaid and cannot be reborrowed as per the terms of the facility. The remaining undrawn amount under the facility as of December 31, 2023, is $75 million.

Operating Activities

Cash used in operating activities by continuing operations during the year ended December 31, 2023, was $28.3 million (2022 – $16.8 million) and cash used in operating activities by discontinued operations during the year ended December 31, 2023, was $30.7 million (2022 – $48.4 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2023, was $39.1 million (2022 – $230.8 million) which includes $116.8 million (2022 – $20.3 million) cash used in investing activities of discontinued operations and $77.7 million cash provided by investing activities of continuing operations (cash used by investing activities in 2022 – $210.6 million).

During the year ended December 31, 2023, the Company received $155.0 million of cash upon maturity of short-term bank deposits, which was partially offset by $64.7 million of loans advanced to Exar Capital, $5.3 million and $2.6 million of cash spent on PP&E additions and exploration and evaluation assets respectively. In relation to the acquisition of Arena Minerals, the Company received $4.5 million of cash, paid $4.2 million of transaction costs, and $3.2 million of acquisition date payables.

During the year ended December 31, 2023, discontinued operations spent $116.8 million on investing activities which includes Thacker Pass construction expenditures.

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million. See Note 12 of the Company’s FY 2023 financial statements filed on SEDAR+ for details regarding the terms of the Convertible Notes.

MD&A - Period ended December 31, 2023	15

The Company used a portion of the net proceeds from the Offering to repay in full and terminate its $205 million senior secured credit facility and to repay in Q1 2022 the $25 million outstanding amount under its limited recourse loan facility balance. The remaining undrawn availability under the limited recourse loan facility as of December 31, 2023, is $75 million.

Pursuant to the indenture governing the terms of the Convertible Notes, as amended by a first supplemental indenture to reflect the name change of the Company in connection with the Separation (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes. Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period. None of the Convertible Notes were surrendered for conversion during the permitted conversion period.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	160.8 million
Restricted Share Units (RSUs)	2.2 million
Deferred Share Units (DSUs)	0.4 million
Stock Options	1.7 million
Performance Share Units (PSUs)	0.8 million
Common shares, fully diluted	165.9 million

In connection with the Separation, holders of all DSUs, RSUs and PSUs of the Company pre-Separation (collectively, the “Old LAC Units” and, with respect to the PSUs, the “Old LAC PSUs”) received, in lieu of such outstanding Old LAC Units, equivalent incentive securities of the Company (collectively, the “Company Units”) and of Lithium Americas (NewCo) (collectively, the “New LAC Units”). In accordance with the Arrangement, each Old LAC unit was replaced with one New LAC Unit and 0.87 of the Company Unit.

The Old LAC Units exchanged were cancelled. Incentive securities (other than PSUs) of one entity, being either the Company or Lithium Americas (NewCo), held by persons who were not employed as a director, officer, or employee or engaged as a service provider of that entity subsequent to the Separation but are employed or engaged with the other entity, immediately vested and the holder of these incentive securities became entitled to receive the underlying share after completion of the Separation. The replacement PSUs of each of the Company and Lithium Americas (NewCo) will continue, but are subject to the same time based vesting period as the Old LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original Old LAC PSU was subject, except with respect to Old LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the Old LAC PSUs they replaced.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Argentina:

MD&A - Period ended December 31, 2023	16

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $3.0 million for the year ended December 31, 2023 (on a 100% basis).
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Caucharí-Olaroz over a five-year term, for total consideration of $68 million (excluding VAT).

During the year ended December 31, 2023, director’s fees paid by Minera Exar to its President, who is also a director of the Company, totaled $76,000 (2022 – $75,000) (on a 100% basis).

During the year ended December 31, 2023, Minera Exar obtained debt financing in the form of loans totaling $270 million from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of December 31, 2023, is $350 million and they include loans totaling:

•
$80.0 million which are secured with a $33.0 million line of credit and $30.0 million guarantee provided by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $34.3 million for the loans;
•
$131.2 million that are secured with a bank letter of credit arranged by Exar Capital with the Company and Ganfeng providing $83.0 million cash that is held by Exar Capital as collateral under the line of credit. This cash can be used to settle Minera Exar loans. Subsequent to year end, Minera Exar settled approximately $34.0 million (a portion of the outstanding third party loans) with a $25.0 million loan from Exar Capital at prevailing foreign exchange rate at the time of repayment; and
•
$21.0 million that are secured with a bank letter of credit arranged by Minera Exar. The remaining third-party loans are unsecured.

In March 2023, an agreement was entered into with the Company’s former VP, Corporate Development to provide corporate development consulting services effective August 1, 2023, with an aggregate value over three years of $3.2 million.

Upon the retirement of the Company’s former Chief Financial Officer, an agreement was entered into on April 20, 2023, providing for a payment of $315 thousand for delaying his retirement, a payment under the terms of his contract of approximately $24 thousand and a grant of restricted share units with a value of approximately $664 thousand to be made by the Company. The parties further agreed to enter into a consulting agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180 thousand.

Compensation of Key Management

The Company’s key management includes the executive management team who supervise day-to-day operations and independent directors on the Company’s Board of Directors who oversee management. Their compensation is as follows:

MD&A - Period ended December 31, 2023	17

	Years Ended December 31,
(in US$ million)	2023	2022
	$	$
Equity compensation	4.1	2.1
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	5.2	5.2
Salaries, bonuses and benefits included in exploration expenditures	0.2	1.3
Salaries and benefits capitalized to Investment in Caucharí-Olaroz project	0.6	1.1
Salaries and benefits capitalized to Thacker Pass project prior to separation	0.2	-
	10.3	9.7

Amounts due to directors and the executive management team as at December 31, 2023, include $0.1 million due to the independent directors of the Company for Q4 2023 directors’ fees

(in US$ million)	December 31, 2023	December 31, 2022
	$	$
Total due to directors and executive team	0.1	3.3

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz project. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at December 31, 2023, the Company had the following contractual obligations on an undiscounted basis:

	Years ending December 31,
	2024	2025	2026 and later	Total
	$	$	$	$
Convertible Notes	4.5	4.5	265.6	274.6
Accounts payable and accrued liabilities	9.7	-	-	9.7
Obligations under office leases¹	0.6	0.3	0.2	1.1
Total	14.8	4.8	265.8	285.4

¹Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to royalties, and other payments are disclosed in Notes 8 and 10 of FY 2023 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

MD&A - Period ended December 31, 2023	18

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the common shares acquired as part of investment in Green Technology Metals Limited, preferred shares acquired as part of investment in Ascend Elements, Inc., the GM Tranche 2 Agreements derivative, all of which were distributed to the shareholders upon the Separation, and the Convertible Notes derivative are measured at fair value on a recurring basis. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 21 of the Company’s FY 2023 financial statements filed on SEDAR+.

Estimation Uncertainty and Accounting policy judgments

Impairment of investments in associates and joint ventures

The application of the Company’s accounting policy for the impairment assessment of its investments in associates and joint ventures requires judgment to determine whether objective evidence of impairment exists. The investment in Caucharí-Olaroz comprises the Company’s equity accounted investments in associates, Minera Exar and Exar Capital, which are non-publicly traded equity investees holding interests in the underlying Caucharí-Olaroz. The Company’s ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting. Management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates and joint ventures including (i) significant financial difficulty of the associates and joint ventures; (ii) a breach of contract, such as a default or delinquency in payments by the associates and joint ventures; (iii) changes in the development plan or strategy for the underlying Caucharí-Olaroz and Sal de la Puna; or (iv) changes in significant assumptions which drive the valuation of the underlying Caucharí-Olaroz and Sal de la Puna including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2023.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2023.

MD&A - Period ended December 31, 2023	19

Accounting for Acquisition of Arena Minerals and Millennial

The Company accounted for the acquisition of Arena Minerals in April 2023 and Millennial in January 2022, as asset acquisitions. Significant judgment was required to determine whether the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Arena Minerals and Millennial were not considered businesses under IFRS 3 - Business Combinations as Arena Minerals and Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting.

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the Convertible Notes embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the Convertible Notes embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected traded instruments volatility and credit spread and estimates in relation to other inputs.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors Holdings LLC (“General Motors” or “GM”), which is a part of the assets and liabilities distributed to the shareholders upon the Separation, involved judgment, specifically in the Company’s assumption at the inception that shareholders would approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination, the offtake agreement with GM for a portion of lithium carbonate production from Thacker Pass (the “Offtake Agreement”) represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The assets and liabilities related to the Thacker Pass Project are a part of the assets and liabilities distributed to shareholders upon the Separation. The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study on January 31, 2023, along with the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision, and the receipt of notice to proceed from the Bureau of Land Management on February 7, 2023.

MD&A - Period ended December 31, 2023	20

The Company entered into the engineering, procurement and construction management agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on the Company’s financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies.

Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. Prospective application is required on adoption. These amendments did not have a significant impact on the financial statements of the Company.

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the Company’s financial statements.

MD&A - Period ended December 31, 2023	21

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form and Form 40-F for the year ended December 31, 2023, and the Company’s other disclosure documents as filed in Canada on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov. You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

TECHNICAL INFORMATION AND QUALIFIED PERSON

The scientific and technical information in this MD&A, has been reviewed and approved by Ernest Burga, P.Eng., a “Qualified Person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and independent of the Company. Additional information about the Company’s mineral projects is contained in its latest AIF and Form 40-F.

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the NI 43-101 technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina”. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company.

Detailed scientific and technical information on the Pastos Grandes project can be found in the NI 43-101 technical report dated June 16, 2023, titled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”. The technical report has an effective date of April 30, 2023 and was prepared by Frederik Reidel, CPG, a “Qualified Person” for the purposes of NI 43-101 and is independent of the Company. Copies of the technical reports are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Caucharí-Olaroz technical report.

Further information about the Pastos Grandes project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, factors that may affect those estimates, is available in the above-mentioned Pastos Grandes technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates referred to in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

MD&A - Period ended December 31, 2023	22

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2023.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management, including the CEO and CFO, has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, the Company’s management, including the CEO and CFO, has concluded that as at December 31, 2023, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

MD&A - Period ended December 31, 2023	23

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; goals of the Company; development of the Caucharí-Olaroz project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning and the expected timing thereof; timing of completion of KCI plant; expected remaining funding commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; Stage 2 targeted production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s expectations with respect to meeting its funding obligations through its financing plans; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery grade lithium products; the timing of the completion of the Pastos Grandes Transaction and potential benefits thereof; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; expecting timing to complete project review, development planning, evaluating opportunities for synergy for the Pastos Grandes and Sal de la Puna projects as well as Pozuelos; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the successful integration and expected benefits of the acquisition of Arena Minerals, including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and its other projects, and the respective impacts of the projects when production commences or has fully ramped-up;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;

MD&A - Period ended December 31, 2023	24

•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and construction costs for the Caucharí-Olaroz project, the economics related thereto, and costs for any additional exploration work at the project;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;
•
the receipt of required approvals for and timing of the Pastos Grandes Transaction;
•
the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impacts of pandemics and geopolitical issues on the Company’s business;
•
the impact of inflation and other economic conditions on the Company’s business and global markets; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest AIF available on SEDAR+.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and this MD&A. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR+.

MD&A - Period ended December 31, 2023	25